SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Payment of Dividends
and Interest on Own Capital

Paulo Roberto Cruz Cozza
Contacts	Chief Financial Officer and Director of
Investor Relations
Joana Serafim
Investor Relations
(41) 9913-0006 / 312-6862
jserafim@timsul.com.br
Leonardo Marques Wanderley
Investor Relations
(81) 9923-0023 / (41) 312-6862
lwanderley@timsul.com.br
Website
http://www.timpartri.com.br

Curitiba, May 6, 2005 – TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., today announced payment of dividends and interest on own capital.

The shareholders of TIM Participações S.A. are hereby notified that, according to the decision of the General Shareholders´ Meeting held on March 9, 2005, the Company will begin, May 10, 2005, to pay dividends and interest on own capital (JSCP) related to the fiscal year ended on December 31, 2004

1 – Amount of dividend and Interest on Own Capital (to be paid per 1,000 shares):

	Common Shares	Preferred Shares
Gross amount of Interest on own capital	R$ 0.042704317	R$ 0.042704317
Net amount of Interest on own capital	R$ 0.036298669	R$ 0,036298669
Dividends	R$ 0.0607	R$ 0.0607

Realized portion of the special reserve of Tele Nordeste Celular Participações S.A. for dividends payable for shareholders at April 5, 2002, as well.

2 –Realized portion of the special reserve for dividends payable for shareholders of Tele Nordeste Celular Participações S.A. at April 5, 2002, related to the fiscal year ended on December 31, 2001 ( to be paid per 1,000 shares):

Common Shares	Preferred	Shares
Dividends	R$0.0033	R$0.0033

2.1. Payment directly by Stock Exchanges to the shareholders that participate in the fiduciary custody;

2.2. Payment through Banco ABN AMRO Real S/A branches, to those shareholders that are not included in the previous items.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 6, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer